U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     Ostrander                      Gregg                   A.
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   (Last)                            (First)              (Middle)

     50 Charles Lindbergh Boulevard
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                                    (Street)

     Uniondale                          NY                  11553
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     05/30/00
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     The Hain Celestial Group, Inc. ("HAIN")
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

   Common Stock                          926                         D (Note 1)
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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Options to purchase      05/30/00   05/31/10        Common Stock           15,000      #30.875           D
Common Stock (Note 2)
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Options to purchase                 02/11/09        Common Stock           12,650       $23.37           D
Common Stock (Note 3)
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Options to purchase                 02/10/09        Common Stock            5,060       $23.72           D
Common Stock (Note 3)
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Options to purchase                 02/10/10        Common Stock            5,060       $19.66           D
Common Stock (Note 3)
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Explanation of Responses:

Note 1: Shares acquired upon consummation of the acquisition (the "Acquisition") of Celestial Seasonings, Inc. on May 30, 2000
        at an exchange ratio of 1.265 shares of Hain Common Stock for each share of Celestial Common Stock held prior to the
        Acquisition.

Note 2: Issued under Hain's Director Stock Option Plans upon appointment to Hain's Board of Directors.

Note 3: Options to purchase shares of Hain Common Stock acquired upon the consummation of the Acquisition in exchange of options to purchase shares of Celestial Common Stock, as adjusted.  Number of shares of common stock underlying options calculated by multiplying number of options for shares of Celestial common stock owned prior to the
        Acquisition by the exchange ratio of 1.265.  Exercise price of options calculated by dividing exercise price of
        Celestial options assumed by Hain in the Acquisition by the exchange ratio of 1.265.



/s/ Gregg A. Ostrander                                        06/07/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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